UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M200

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc.

3000 Western Avenue #400

Seattle, WA 98121

(425) 220-2542

With copy to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M200

1.	Name of Reporting Person CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,218,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,218,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,218,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,366,715 shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2023.

SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”) and Amendment No. 6 thereto filed with the SEC on March 3, 2023 (“Amendment No. 6”), the “Schedule 13D”) by CBI USA, Inc. (the “Reporting Person”) with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No.7 shall have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 4, 6 and 7 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

On April 26, 2023, the Company’s board of directors appointed Jiyoung Hwang to serve on the board as a Class I director with a term expiring in 2024. Ms. Hwang is a director of the Reporting Person, and the Reporting Person had requested that Ms. Hwang be appointed pursuant to the board designation rights set forth in the Securities Purchase Agreement.

On April 27, 2023, the Reporting Person entered into a non-binding memorandum of understanding (the “MOU”) with HNB Design Co., Ltd. and Cellumed Co., Ltd. (collectively, the “Purchasers”). HNB Design Co., Ltd. is a Korean-listed battery solutions and R&D company with a diversified portfolio of businesses. Cellumed Co., Ltd. is a Korean-listed musculoskeletal medical device bio company. Both are substantially owned by a common shareholder. The MOU contemplates that the parties will work in good faith toward execution of a definitive share purchase agreement by May 10, 2023 that would provide for the sale by the Reporting Person to the Purchasers of 3,400,000 shares of Common Stock for $1.60 per share (the “Sale”). The MOU further contemplates that, in order to consummate the Sale, the Reporting Person would confirm the resignation of four existing directors of the Company (Jung-sang Kim, Chang-il Ahn, Chul-ho Jo, and Hyuk-ku Lee) as well as the resignation of Jung-sang Kim as the CEO and the CFO of the Company and that six directors nominated by the Purchasers would be elected to the board of directors of the Company.

It is expected that, if the Sale is consummated, the Reporting Person and the Purchasers will act together as a “group” for purposes of controlling the Company (including continuing to exercise the board designation rights set forth in the Securities Purchase Agreement).

The Reporting Person believes the board and management changes contemplated by the MOU are necessary to ensure that the Company’s board of directors and management are acting in the best interests of all stockholders. The Reporting Person believes its interests (and if the Sale is consummated, the Purchasers’ interests) are aligned with the interests of all stockholders in maximizing the value of the Common Stock. Notwithstanding that the Reporting Person delegated or otherwise introduced most of the resigning directors to the Company, the Reporting Person has become concerned that these resigning directors are not appropriately acting in the interests of the Company and its stockholders. Specifically, the Reporting Person believes that these resigning directors (including Jung-sang Kim, who was recommended by former director Seung Shoo Shin and appointed as the CEO and CFO of the Company without the Reporting Person’s consultation) are beholden to or otherwise being influenced Mr. Shin and have been focused on completing a transaction that would benefit Mr. Shin individually without proper consideration of whether or not the transaction is in the best interests of the Company and its stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

The information set forth above under Item 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Memorandum of Understanding*

*	English language provisions are a translation.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer